NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA AND AGNICO-EAGLE MINES SIGN AGREEMENT TO JOINTLY
DEVELOP NOYON-NORTHWAY AND VEZZA PROPERTIES

December 10, 2007-American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) and Agnico-Eagle Mines Limited (“Agnico-Eagle”), (TSX: AEM, NYSE: AEM) today announced they have agreed to jointly explore and develop Bonanza’s Noyon-Northway Property and Agnico-Eagle’s adjoining Vezza Property, replacing the Letter of Intent dated June 21, 2007 (see Bonanza’s August 7, 2007 news release). A 6,000 meter drilling campaign has recently begun with the objective of identifying sufficient gold mineralization to place the combined Properties into production.

Pursuant to the Option Agreement, Bonanza has granted Agnico-Eagle the option to acquire a 70% interest in the Noyon-Northway Property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway Noyon property over a three year period and must assign a 30% interest in the Vezza Property to Bonanza. After exercise of the option, the combined Noyon-Northway and Vezza properties (the “Properties”) will be operated on a joint venture basis with Bonanza initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture

Bonanza has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Agnico-Eagle has agreed to fund $374,500 towards the first year expenditures. Bonanza has no obligation to contribute more than the required expenditures during the first three years after execution of the Option Agreement. For a period of one year after the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

The Noyon-Northway property contains a historic resource containing 866,000 ounces of gold, as previously announced. Within this resource, significant higher grade zones are present. The resource remains open along strike and down dip in several areas. An exploration shaft has been constructed on the Vezza project and this infrastructure will speed future development of the Properties. The combined properties offer excellent potential for mine development.

This historic resource was completed by Cyprus Canada Inc. in 1994. This historic resource is not NI 43-101 compliant and investors are cautioned not to rely on this estimate. The resource was completed to industry standards and was believed to be reliable at the time, and Bonanza has no reason to believe it is any less reliable today.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties North America, targeting areas with large gold endowments and stable political climates. Bonanza is advancing its flagship Copperstone gold property in Arizona and several other promising properties. For additional information please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.. This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

The qualified person who is responsible for the preparation of the technical information in this press release is Michel Le Grand, P. Geo, a Qualified Person as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:	OR:

Longview Capital Partners Incorporated	Susan L. Wilson, Corporate Communications
Attention: Eugene Toffolo	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com
Tollfree: 1-877-687-5755